UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 25, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

MANUAL FOR ATTENDANCE AT THE **ORDINARY GENERAL MEETING**

Santander

1

INVITATION FROM **MANAGEMENT**

Santander

INVITATION FROM **MANAGEMENT**

Dear Shareholder,

It is with great pleasure that I invite you, a shareholder of Santander Brasil, to participate in our Ordinary General Meeting ("OGM").

This Manual was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines.

In order to facilitate your analysis and appreciation of the matters to be resolved, this Manual includes the information made available in addition to the Call Notice.

This Manual must be read together with the Management Proposal and other documents related to our General Meeting, available on the Company's investor relations website (www.ri.santander.com.br), on the CVM website (www.cvm .gov.br) and on the B3 website (www.b3.com.br).

We are at your disposal to clarify any questions through the emails acionistas@santander.com.br oriented at non-financial individual and corporate investors and ri@santander.com.br for institutional investors.

We hope that this Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company.

DATE & TIME

04/29/2022
3PM

LOCAL

Exclusively via Digital Platform

See item 3.1 for more details

2

CALL **NOTICE**

Santander

CALL **NOTICE**

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company of Authorized Capital
CNPJ/ME 90.400.888/0001-42 - NIRE 35.300.332.067

NOTICE OF MEETING – ORDINARY GENERAL MEETING - Shareholders are hereby invited to attend the Ordinary General Meeting ("OGM") to be held on April 29, 2022, at 3:00 PM, exclusively via digital platform, to resolve upon the following Agenda:

(i) To TAKE the management accounts, to examine, discuss and vote on the Company's Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors' opinion and the Audit Committee Report;

(ii) To DECIDE on the allocation of net income for the year 2021 and the distribution of dividends; to

(iii) To FIX the annual global compensation of the Company´s management and members of Audit Committee.

Observation for participation and Vote during the Meeting by Digital Platform:

Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways:

1. Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Instruction 481/09, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents, in accordance with the procedures described in the General Meeting Participation Manual

2. Participation and Voting during the Meeting via Digital Platform: our Shareholders will be able to participate in the Meeting and vote via the Digital Platform, during its realization. The guidelines and connection data will be sent to Shareholders who, until 04/27/2022, register the documents necessary to participate in the OGM, attaching the identification and/or representation documents via the link:

https://plataforma.alfm.adv.br/ALFMH/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxe+3jbaWWbQ6/kzFvPcWsIqvQEFkvTn/Uf9/BUe6rv3B.aspx

According to Art. 5, §3 of CVM Instruction No. 481/09, shareholders who do not submit a request for registration on the digital platform on which the General Meeting will be held by the aforementioned date will not be able to participate in the Meeting.

General Instructions:

1. As provided in § 2 of article 161 of Law No. 6,404/76 and art. 2 of CVM Instruction No. 324/00, the installation of the Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the shares with voting rights, or 1% (one per cent) of non-voting shares;

2. The shareholders or their legal representatives must register on the digital platform on which the OGM will be held, sending the appropriate identification documents. In the event of shareholder representation by proxy, shareholders must register on the digital platform the instrument granting the necessary powers to participate in the OGM granted less than 1 year ago to a proxy who is a shareholder or manager of Banco Santander, a lawyer or other financial institution;

3. The documents related to the matters to be examined and resolved at the OGM are available to shareholders (i) at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted, on working days, from 10:00 a.m. until 4:00 p.m., and on its website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and (iii) on the website of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

4. Pursuant to the Annual Circular Letter CVM/SEP 2022, issued on February 24, 2022, and considering the entry into force of Law No. 13,818/19 that amended Article 289 of Law No. 6,404/76 ("Brazilian Corporate Law") , with effect from January 1, 2022, the Company's mandatory publications will no longer be made in the Official Gazette of the State of São Paulo and will take place exclusively in the Journal "Valor Econômico" in the form established in the Brazilian Corporate Law.

São Paulo, March 25, 2022 – **Sérgio Agapito Lires Rial – Chairman of the Board of Directors**.

3

ATTENDANCE **AT THE MEETING**

Santander

ATTENDANCE AT **THE MEETING**

Santander Brasil's shareholders may participate in the OGM via Digital Platform, with the presence of the shareholder or his legal representative, as specified in item 3.2 below, or by Remote Voting

Individual:

- identity document with photo (original or copy)
- proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy)

Legal entity:

- ·corporate documents that prove the legal representation of the shareholder (original or copy)
- ·legal representative's identity document with photo (original or copy)

Investment fund:

- identity document of the legal representative of the Investment Fund's manager (or of the manager, as the case may be) with photo (original or copy)
- simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney)

3.1. Participation by Digital Platform

Santander Brasil's Shareholders may participate in the OGM through the digital platform provided by the Company, declaring their vote, according to the types of shares they hold (common and/or preferred) and the matters to be voted on.

Corporate shareholders, such as Commercial Companies and Investment Funds, must be represented in accordance with their Bylaws, Articles of Incorporation or Regulations, delivering the documents proving the regularity of the representation, accompanied by the Minutes of election of the Managers, if applicable, at the time and place indicated in the item below. Shareholders without voting rights may attend the OGM and discuss all matters submitted for deliberation.

ATTENDANCE AT **THE MEETING**

Shareholders who have already sent the Remote Voting Ballot may register to use the digital platform (i) simply to attend the General Meeting; or (ii) to attend and exercise their right to vote at the Meeting, in which case all voting instructions previously sent through the Remote Voting Ballot will be disregarded by the Company.

The participating Shareholders, from now on, authorize the Company to use any information contained in the recording of the Meeting and the documents previously forwarded to (i) record the manifestation and visualization of the documents presented during the Meeting; (ii) recording the authenticity and security of communications during the Meeting; (iii) registration of attendance and votes cast by participating Shareholders; (iv) compliance with a legal order from competent authorities; and (v) defense of the Company, its managers and contracted third parties, in any judicial, arbitration, regulatory or administrative proccedings.

Additionally, the Company recommends that, during the General Meeting, the participating shareholders keep their microphones muted and their cameras turned off, in order to avoid connection instability and improve sound quality, from now on allowing that the presiding board of the General Meeting turn off the shareholders cameras and microphones when the floor is not open to Shareholders. In any event, the platform will allow a written and instant dialog box with the presiding board of the Meeting.

The Company is not responsible for any operational or connection problems that the Shareholder may face, as well as for any other event that may make it difficult or impossible for them to participate in the General Meeting through the available digital platform.

3.1.1. Registration for participation through the Digital Platform

In accordance with the provisions of Article 126 of Law No. 6,404/76 and Article 5, paragraph 3 of CVM Instruction 481/09, shareholders must register within 2 (two) days before the date of the OGM, that is, **04/27/2022 (including)**, the identification documents mentioned in item 3 above.

Shareholders or attorneys-in-fact wishing to participate via Digital Platform must access the link below for registration, no later than **04/27/2022 (including)**, completely filling all the requested information and uploading the identification and/or representation documents.

https://plataforma.alfm.adv.br/ALFM/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxaUk6FFGGxfErg3HSOy4BmhnNCa+1JT13TcJx/tJ/OF2

ATTENDANCE AT **THE MEETING**

After the registration, the Company will validate the information and the shareholders or attorneys-in-fact will receive, within 24 hours, an e-mail informing the approval or denial of the registration. Entries received during holidays and/or weekends will be validated until 6 pm on the next business day.

Shareholders will be allowed to regularize their pending registration until 04/27/2022 (including).

The Shareholder may participate in the Meeting and vote virtually, during its realization. The Company warns that, as provided for in Paragraph 3 of Article 5 of CVM Instruction 481/09, shareholders who do not submit a request to participate in the General Meeting by the aforementioned date, will not be able to participate in the General Meeting through the digital platform on which the Assembly will take place.

Access via the platform will be restricted to shareholders or their representatives or attorneys-in-facts, as the case may be, who are registered under the terms outlined in this document.

To ensure the exclusive presence of shareholders and their representatives, only after receiving the request and verifying the identification and representation documents of the Shareholder, 24 (twenty-four) hours before the beginning of the Meeting it will be sent to the indicated email by the shareholder or attorney-in-fact, the guidelines, the link and access password for participation.

Requests to participate in the Meeting through the Platform sent after the deadline and the rules described in this Manual will be disregarded by the Company.

The registered shareholders undertake, under penalty of liability: (i) to use the personal and non-transferable connection data and password, solely and exclusively for the remote monitoring of the Meeting; (ii) not transfer or disclose, in whole or in part, the connection data and password to any third party, shareholder or not; and (iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during or after the Meeting.

ATTENDANCE AT **THE MEETING**

The Company (i) recommends that Shareholders who request their participation familiarize themselves in advance with the use of the digital platform, as well as ensure the compatibility of their electronic devices with the use of said platform; and (ii) requests that, on the day of the Meeting, the qualified Shareholders access the platform 30 minutes before the scheduled time for the start of the work, in order to allow the validation of access and their participation.

Shareholders who have requested to participate in the Meeting via the digital platform and have not received the respective access authorizations by 6:00 pm on April 28, 2022 should send an email to easyvoting@alfm.adv.br or call +55 (011) 2050-0700, for troubleshooting.

In case of doubts related strictly to the access or use of the digital platform, the Shareholders may contact technical assistance by e-mail easyvoting@alfm.adv.br or call +55 (011) 2050-0700.

3.1.2 Technological Resources required for participation via Digital Platform

- Personal computer Desktop or Notebook, with Internet connection and operating systems Microsoft Windows 10 (64-bit) or macOS Catalina 10.15.4;
- Audio and video compatibility;
- It is recommended to use headphones for better audio quality;
- Make sure, in advance, that your equipment has a microphone;
- Before the scheduled start of the General Meeting, make sure that, in the “Site Settings” option, the camera and microphone access options are enabled;
- The Company recommends that, especially the legal representatives of corporate shareholders, verify with the IT support areas the existence of blocking access to the platform;
- Despite the Zoom platform being available, via app, for IOS and Android cell phones, the Company does not recommend the use of mobile devices, due to the limitations of shareholder x Santander communication interaction specifically for this application; and

ATTENDANCE AT **THE MEETING**

- Below browser compatibility table with the Platform:

	Chrome	FireFox	Safari	Edge	IE >=11	Opera	Vivaldi	Edge (*Chromium*)
Video	Yes	Yes	Yes	No	No	Yes	Yes	Yes
Computer Audio	Yes	77	No	No	No	No	Yes	Yes
View Sharing	Yes	Yes	Yes	No	Yes	Yes	Yes	Yes
Screen Sharing	>= 72	>= 66	No	No	No	No	Yes	Yes
Chat	Yes	Yes	Yes	No	Yes	Yes	Yes	Yes

3.2. Participation by Proxy

The shareholder may be represented at the OGM by an attorney-in-fact, duly constituted by public or private instrument, and pursuant to article 126, §1 of the Brazilian Corporation Law, the attorneys-in-fact must have been constituted less than 1 (one) year ago, and must be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund manager representing the joint owners.

The originals or copies of the documents referred to above must be registered on the digital platform up to 2 days before the OGM is held, that is, 04/27/2022 (including).

If the Shareholder cannot be present at the OGM or cannot yet be represented by a proxy of its choice, the Company will provide a proxy to vote for the shareholder in accordance with its voting instructions, according to the power of attorney template contained in Annex I, to this Manual .

ATTENDANCE AT **THE MEETING**

3.3. Remote Voting Participation

Pursuant to articles 21-A et seq. of CVM Ruling No. 481/2009, the Company's shareholders may also vote at shareholders' meetings by means of remote voting, to be formalized through the "remote voting ballot" ("Ballot"), the template of which is available in the Corporate Governance area of the Company's Investor Relations website (www.ri.santander.com.br), or on the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc).

The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below:

(I) Submittal of the Ballot to Custody agents

The Shareholder that chooses to cast remote voting through his/her/its respective custodian agent ("Custodian") shall convey his/her/their voting instructions in accordance to the rules determined by the Custodian, which shall forward said voting ballots to the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão. Shareholders shall contact his/her/their respective Custodians to check the procedures established by them for issuance of ballot voting instructions, as well as the documents and information required to do so.

The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents by 04/22/2022 (including), unless defined otherwise by them.

ATTENDANCE AT **THE MEETING**

(II) Submittal of the Ballot by the Shareholder to the Bookkeeper

The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation.

The same documents listed at the beginning of this section for Individuals, Legal Entities and Investment Funds must be sent to the Bookkeeper within 7 days of the date of the AGM, that is, until 04/22/2022 (including) (i) at the following address: Banco Santander (Brasil) SA – Shareholders – Share Bookkeeping – Rua Amador Bueno, 474 – 2nd floor – Red Sector - Santo Amaro – São Paulo/SP – CEP 04752-005; or (ii) via e-mail to custodiaacionistavotodistancia@santander.com.br.

Upon receipt of the documents, the Bookkeeper, within 3 (three) days, will notify the Shareholder of receipt and acceptance thereof. If the documentation sent is not considered suitable, the Bulletin will be considered invalid, and the Shareholder may regularize it until 04/22/2022.

Remote voting ballots received by the Bookkeeper after 04/22/2022 will be disregarded.

ATTENDANCE AT **THE MEETING**

(III) Submittal of the remote voting ballot directly to the Company

The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation.

The same documents listed at the beginning of this section for Individuals, Legal Entities and Investment Funds must be sent to the Company up to 7 days before the date of the OGM, in the other words, by 04/22/2022 (including) (i) at the following addressBanco Santander (Brasil) S.A. – Relações com Investidores – Avenida Presidente Juscelino Kubitscheck, 2235 – 26º andar – Vila Olímpia – São Paulo/SP – CEP 04543-011;; or (ii) via email, to the electronic address ri@santander.com.br.

After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/22/2022.

Remote voting ballots received by the Bookkeeper after 04/22/2022 shall be disregarded.

ATTENDANCE AT **THE MEETING**

General Information:

- in accordance with Article 21-S of CVM Ruling No. 481, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

- upon termination of the deadline for remote voting, in other words, by 04/22/2022 (including), the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting.

ADS holders

Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares.

4

INFORMATIONS **ABOUT THE AGENDA**

Santander

INFORMATIONS **ABOUT THE AGENDA**

I - To TAKE the management accounts, to examine, discuss and vote on the Company's Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors' opinion and the Audit Committee Report

The documents presented by the management are:

i. Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;

ii. Comments of the administrative officers on the financial condition of the Company (Exhibit II – Item 10 of the Reference Form);

iii. Copy of the Financial Statements and Explanatory Notes;

iv. Opinion of the Independent Auditors;

v. Summary of the report of the Audit Committee; and

vi. Standardized financial statements form – DFP.

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, on February 3rd, 2022, and for the consolidated financial statements of the Company in accordance with the IFRS as issued by the IASB made available on February 28th, 2022. These documents can be found on the electronic address of the CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.brand www.santander.com.br/acionistas), according to information shown in Exhibit II of this Proposal.

The Company's management proposes that the shareholders examine in detail the management accounts and the Company's Financial Statements so that they can deliberate about their approval.

II - To DECIDE on the allocation of net income for the year 2021 and the distribution of dividends

(a) Net Profit Allocation

The Executive Board presents a proposal for the fiscal year 2021 net profit allocation in compliance with the provisions of Article 9, first paragraph, item II and the respective Annex 9-1-II to CVM Instruction 481. Said proposal is contained in the Management Proposal available at the Company's headquarters, on its investor relations website (www.ri.santander.com.br), on the CVM website (www.cvm.gov.br) and on the B3 website (www.b3.com. br).

The net profit of the Company in the fiscal year 2021 was R$ 14,995,509,351.03.

Management proposes the following allocation for net income for the year 2021:

INFORMATIONS **ABOUT THE AGENDA**

1. The amount of R$ 749,775,467.55 to the Company's legal reserve account;

2. The amount of R$ 10,749,000,000.00 as dividends and Interest on Equity to shareholders, which have been the object of decision in the meetings of the Board of Directors held on April 27, 2021, July 27, 2021, October 26, 2021, December, 28 2021 and February 01, 2022, of which R$ 3,649,000,000.00 as and Interest on Equity allocated within the mandatory minimum dividends and R$ 7,100,000,000.00 as interim dividends; and

3. The balance of the remaining net profit after the distributions above, to the value of R$ 4,796,733,883.48 for the Dividend Equalization Reserve account, pursuant to Article 36, item III-a of the Company's Bylaws

The board understands that the proposal for allocation of net profits above was formulated in accordance with the legal and statutory obligations applicable to the Company, and is in line with the goals and strategies of the Company, which is why the board recommends its approval without restrictions.

(b) Distribution of Dividends

As better detailed in Management Proposal, the Company management has approved the distribution to its shareholders the global amount of R$ 10,749,000,000.00 as dividends and Interest on Equity to the shareholders, which have been the object of decision in the meetings of the Board of Directors held on April 27, 2021, July 27, 2021, October 26, 2021, December, 28 2021 and February 01, 2022, of which R$ 3,649,000,000.00 as and Interest on Equity allocated within the mandatory minimum dividends and R$ 7,100,000,000.00 as interim dividends. These values correspond 75,45% of the adjusted net profit of the Company, and were paid to shareholders based on their respective shares in the share capital of the Company.

V. To FIX the annual global compensation of the Company´s management and members of Audit Committee.

For the period from January to December, 2022, the amount proposed by the management as the annual global compensation for the Company's management (Board of Directors and Executive Board) is of up to R$ 504,550,000.00 (five hundred and four million, five hundred and fifty thousand Brazilian Reais), covering fixed remuneration, variable remuneration and the stock base remuneration.

The management members annual global compensation amount proposed is superior of the cap amount approved for the period from January to December, 2021, without considering the social security duties, which the estimative for the period from January to December 2022 is to reach the amount of up to R$ 39,900,000.00 (thirty-nine million nine hundred thousand Brazilian Reais).

The amount proposed by the Board of Directors as annual global compensation of the members of the Audit Committee for the twelve (12) months period counting from January 1st, 2022 is of up to R$ 4,000,000.00 (four million Brazilian Reais).

EXHIBIT I

POWER OF ATTORNEY TEMPLATE

EXHIBIT I - FORMS OF **POWER OF ATTORNEY**

POWER OF ATTORNEY

[[SHAREHOLDER], [QUALIFICATION] ("Grantor"), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/ME under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/ME under no. 409.544.508-41, LUIS EDUARDO GALVÃO; Brazilian, married, registered with OAB/SP 345.060 and under the CPF/ME under no. 398.957.548-17; LUIZA DE ANDRADE PIOVEZAN, Brazilian, single, registered with OAB/SP OAB/SP 433.972 and under the CPF/ME under no. 459.354.268-54; e BRUNO GARCIA ROSA CARNEIRO, Brazilian, married, registered with OAB/RJ 189.477 and under the CPF/ME under no. 135.562.137-29, all lawyers, with commercial address in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 - Bloco A - Vila Olímpia ("Grantees") to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Ordinary General Meeting to be held, on first call, on April 29, 2022, at 3:00 PM, exclusively via digital platform, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda:

(i) To TAKE the management accounts, to examine, discuss and vote on the Company's Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors' opinion and the Audit Committee Report;

( ) For ( ) Against ( ) Abstention

(ii) To DECIDE on the allocation of net income for the year 2021 and the distribution of dividends;

( ) For ( ) Against ( ) Abstention

(iii) To FIX the annual global compensation of the Company´s management and members of Audit Committee;

( ) For ( ) Against ( ) Abstention

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

This power of attorney shall only be valid for the Company's Ordinary General Meeting mentioned above.

[Place], [month] [day], 2022.

____

[Signature of Grantor]